EXHIBIT 99.1
The Descartes Systems Group Inc.
                         Press Release

DESCARTES REPORTS FISCAL 2012 THIRD QUARTER AND YEAR-TO-DATE FINANCIAL RESULTS

Record operating performance driven by 17% increase in year-to-date revenues

WATERLOO, Ontario — December 1, 2011 — Descartes Systems Group announced financial results for its fiscal 2012 third quarter (Q3FY12) ended October 31, 2011. All financial results referenced are in United States (US) currency and, unless otherwise indicated, are determined in accordance with US Generally Accepted Accounting Principles (GAAP).

Q3FY12 Financial Results

As described in more detail below, key financial highlights for Descartes in Q3FY12 included:
•	Revenues of $28.5 million, up 10% from $25.8 million in the third quarter of fiscal 2011 (Q3FY11) and compared to $28.8 million in the previous quarter (Q2FY12);
•	Services revenues of $26.2 million, up 6% from $24.7 million in Q3FY11 and compared to $26.7 million in Q2FY12. Services revenues comprised 92% of total revenues for the quarter;
•	Gross margin of 67%, compared to 67% in Q3FY11 and up from 66% in Q2FY12;
•	Cash provided by operating activities of $6.6 million, up 43% from $4.6 million in each of Q3FY11 and Q2FY12;
•	Net income of $2.7 million, up 69% from $1.6 million in Q3FY11 and up 4% from $2.6 million in Q2FY12;
•	Earnings per share on a diluted basis of $0.04, up 33% from $0.03 in Q3FY11 and compared to $0.04 in Q2FY12;
•	Days-sales-outstanding (DSO) for Q3FY12 were 53 days, consistent with Q3FY11 and Q2FY12;
•
Adjusted EBITDA of $8.5 million, up 18% from $7.2 million in Q3FY11 and up 2% from $8.3 million in Q2FY12. Adjusted EBITDA as a percentage of revenues was 30% this quarter, up from 28% in Q3FY11 and 29% in Q2FY12; and

•	Adjusted EBITDA per diluted share for Q3FY12 was $0.13, up 18% from $0.11 in Q3FY11 and compared to $0.13 in Q2FY12.

Adjusted EBITDA and Adjusted EBITDA per diluted share are non-GAAP financial measures provided as a complement to financial results presented in accordance with GAAP. We define Adjusted EBITDA as earnings before interest, taxes, depreciation and amortization (for which we include amortization of intangible assets, deferred compensation, stock-based compensation and related taxes) and other charges (for which we include acquisition-related expenses and restructuring charges). These items are considered by management to be outside Descartes’ ongoing operational results. We define Adjusted EBITDA per diluted share as Adjusted EBITDA divided by the number of diluted shares used to calculate the GAAP measure of earnings per share. A reconciliation of Adjusted EBITDA and Adjusted EBITDA per diluted share to net income and earnings per share determined in accordance with GAAP, respectively, is provided later in this release.

The following table summarizes Descartes’ results in the categories specified below over the past 5 fiscal quarters (unaudited, dollar amounts in millions):

	Q3 FY12	Q2 FY12	Q1 FY12	Q4 FY11	Q3 FY11
Revenues	28.5	28.8	27.1	26.9	25.8
Services revenues	26.2	26.7	25.9	25.0	24.7
Gross margin	67%	66%	67%	65%	67%
Cash provided by operating activities	6.6	4.6	5.5	7.3	4.6
Net income*	2.7	2.6	2.2	7.7	1.6
Earnings per diluted share*	0.04	0.04	0.03	0.12	0.03
Adjusted EBITDA	8.5	8.3	7.8	7.7	7.2
Adjusted EBITDA as a % of revenues	30%	29%	29%	29%	28%
Adjusted EBITDA per diluted share	0.13	0.13	0.12	0.12	0.11
DSOs (days)	53	53	53	48	53
* Net income and earnings per diluted share were positively impacted by an income tax recovery of $5.2 million in Q4FY11.

Based on the location of Descartes’ customers, the geographic distribution of revenues was as follows:
•	$12.5 million of revenues (44%) were generated in the US;
•	$5.7 million (20%) in Europe, Middle East and Africa (“EMEA”), excluding Belgium;
•	$4.6 million (16%) in Belgium;
•	$3.6 million (13%) in Canada;
•	$1.7 million (6%) in the Asia Pacific region; and
•	$0.4 million (1%) in the Americas, excluding the US and Canada.

Year-to-Date Financial Results

As described in more detail below, key financial highlights for Descartes’ nine-month period ended October 31, 2011 included:
•	Revenues of $84.4 million, up 17% from $72.3 million in the same period a year ago;
•
Services revenues of $78.8 million, up 15% from $68.8 million in the same period a year ago. Services revenues comprised 93% and 95% of total revenues for the nine-month periods ended October 31, 2011 and 2010, respectively;

•	Gross margin of 67%, up from 66% in the same period a year ago;
•	Cash provided by operating activities of $16.5 million, up 31% from $12.6 million in the same period a year ago;
•	Net income of $7.5 million, up 97% from $3.8 million in the same period a year ago;
•	Earnings per share on a diluted basis of $0.12, up 100% from $0.06 in the same period a year ago;
•	Adjusted EBITDA of $24.5 million, up 28% from $19.1 million in the same period a year ago. Adjusted EBITDA as a percentage of revenues was 29%, up from 26% in the same period a year ago; and
•	Adjusted EBITDA per share on a diluted basis was $0.39, up 30% from $0.30 in the same period in 2011.

The following table summarizes Descartes’ results in the categories specified below over the nine-month periods ended October 31, 2011 and 2010 (unaudited, dollar amounts in millions):

	Nine Months Ended
	October 31, 2011	October 31, 2010
Revenues	84.4	72.3
Services revenues	78.8	68.8
Gross margin	67%	66%
Cash provided by operating activities	16.5	12.6
Net income	7.5	3.8
Adjusted EBITDA	24.5	19.1
Adjusted EBITDA as a % of revenues	29%	26%
Adjusted EBITDA per diluted share	0.39	0.30

“Our record operating performance was fueled by both the power of our Logistics Technology Platform and by our ability to accelerate the pace at which we delivered results to customers,” said Art Mesher, Descartes Chairman and CEO. “Our mission of uniting business in commerce, and making the world more safe, secure and productive, continues to gain momentum as more and more companies join us on our journey to automate and secure the backbone of world commerce."

Cash Position
As at October 31, 2011, Descartes had $76.2 million in cash comprised entirely of cash and cash equivalents, a $6.6 million increase since January 31, 2011. The largest use of cash in the nine months ended October 31, 2011 was $9.3 million of cash used to complete the acquisition of Telargo. Since October 31, 2011, on November 2, 2011, Descartes announced that it had used approximately $13.7 million in net cash to complete its acquisition of InterCommIT BV, a Netherlands-based provider of business-to-business integration services.

The table set forth below provides a summary of cash flows for the three- and nine-month periods ended October 31, 2011, in millions of dollars:

	Three Months Ended	Nine Months Ended
	October 31, 2011	October 31, 2011
Cash provided by operating activities	6.6	16.5
Additions to capital assets	(1.2)	(3.3)
Business acquisitions, net of cash acquired	-	(5.0)
Issuance of common shares	0.1	1.6
Repayment of financial liabilities	-	(4.3)
Effect of foreign exchange rate on cash and cash equivalents	(0.1)	1.1
Net change in cash and cash equivalents	5.4	6.6
Cash and cash equivalents, beginning of period	70.8	69.6
Cash and cash equivalents, end of period	76.2	76.2

“Our results this quarter again illustrate Descartes’ ability to profitably grow its business and maintain a strong balance sheet. Following strong first and second quarters, these results show consistent, solid performance across our different geographies, products and industry segments,” said Stephanie Ratza, CFO at Descartes.

Q3FY12 and Subsequent Business Events / Announcements
In line with Descartes’ strategy to build leading product offerings and expand its global network of customers and trading partners, the company made the following announcements and/or participated in the following events since September 8, 2011:
•	Launched its breakthrough Logistics Technology Platform at Descartes’ Power of the Platform event held in New York on September 22, 2011;
•
Hosted its Global User and Partner Conference in Fort Lauderdale, Florida with record attendance, including keynote executive speakers from leading freight forwarders and the US Federal Motor Carriers Safety Administration;

•	Announced that its Global Logistics Network had achieved SAP Certification as powered by NetWeaver™;
•	Announced customer successes with Core-mark and Joseph Cory on Descartes’ leading mobile resource management applications, available on Descartes’ Logistics Technology Platform; and
•	On November 2, 2011, announced its acquisition of InterCommIT BV, a Netherlands-based provider of business-to-business integration services, for approximately $14.3 million in cash.

Conference Call
Members of Descartes' executive management team will host a conference call to discuss the company's financial results today, December 1, at 8:00 a.m. Toronto time. Designated numbers are +1-888-812-2278 for North America or +1-706-679-7394 for International, using conference ID number 24080923.

The company simultaneously will conduct an audio webcast on the Descartes Web site at www.descartes.com/company/investors. Phone conference dial-in or webcast log-in is required approximately 10 minutes beforehand.

Replays of the conference call will be available in two formats and accessible from today, December 1, 11:15 a.m. Toronto time until December 8, 2011 23:59 p.m. Toronto time by dialing +1-855-859-2056 or +1-404-537-3406 and using conference ID number 24080923. An archived replay of the webcast will be available at www.descartes.com/company/investors.

About Descartes
Descartes (TSX:DSG) (Nasdaq:DSGX) is the global leader in logistics technology. If logistics is critical to your business, Descartes connects the people and technology to put your organization in motion. We extend the command of logistics operations, helping the world's largest and most connected logistics community to quickly reduce costs, improve service and comply with customs and transportation regulations. Descartes' Logistics Technology Platform uniquely combines the power of The Global Logistics Network, the world's most extensive multi-modal network, with the industry's broadest array of modular and interoperable web and wireless logistics applications. At our core, Descartes' team of industry-leading logistics experts is dedicated to delivering innovative solutions while working closely with our customers to help ensure their success. Descartes is headquartered in Waterloo, Ontario, Canada and has offices and partners around the world. Learn more at www.descartes.com.
# # #

Descartes Investor Contact:
Laurie McCauley (519) 746-6114 x 2358
investor@descartes.com

Safe Harbor Statement
This release contains forward-looking information within the meaning of applicable securities laws (“forward-looking statements”) that relates to the positioning of Descartes to provide value to customers and shareholders; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties and other factors and assumptions that may cause the actual results, performance or achievements of Descartes, or developments in Descartes’ business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, Descartes’ ability to successfully execute on acquisitions and to integrate acquired businesses and assets, and to predict expenses associated with and revenues from the acquisitions; the ability to attract and retain key personnel and the ability to manage the departure of key personnel; changes in trade or transportation regulations that currently require customers to use services such as those offered by Descartes; the impact on Descartes’ business of the global economic downturn; departures of key customers; the impact of foreign currency exchange rates; Descartes’ ability to retain or obtain sufficient capital to execute on its business strategy, including its acquisition strategy; disruptions in the movement of freight; the potential for future goodwill or intangible impairment as a result of other-than-temporary decreases in Descartes’ market capitalization; and other factors and assumptions discussed in the section entitled, “Certain Factors That May Affect Future Results” in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada, including Descartes’ Annual Report on Form 40-F for FY12. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

Reconciliation of Non-GAAP Financial Measures - Adjusted EBITDA and Adjusted EBITDA per Diluted Share
We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as Adjusted EBITDA and Adjusted EBITDA per diluted share in making investment decisions about our company and measuring our operational results.

The term “Adjusted EBITDA” refers to a financial measure that we define as earnings before interest, taxes, depreciation and amortization (for which we include amortization of intangible assets, deferred compensation, stock-based compensation and related taxes) and other charges (for which we include acquisition-related expenses and restructuring charges). Adjusted EBITDA per diluted share divides Adjusted EBITDA by the number of diluted shares used in calculating the GAAP diluted earnings per share, or diluted EPS, measure.

Management considers acquisition-related and restructuring activities to be outside the scope of Descartes’ ongoing operations and the related expenses are not used by management to measure operations. Accordingly, these expenses are excluded from Adjusted EBITDA, which we reference to both measure our operations and as a basis of comparison of our operations from period-to-period. Management believes that investors and financial analysts measure our business on the same basis, and we are providing the Adjusted EBITDA financial metric to assist in this evaluation and to provide a higher level of transparency into how we measure our own business. However, Adjusted EBITDA is a non-GAAP financial measure and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA should not be construed as a substitute for net income determined in accordance with GAAP or other non-GAAP measures that may be used by other companies, such as EBITDA. The use of Adjusted EBITDA does have limitations. In particular, we have completed eight acquisitions within the past four fiscal years, and may complete additional acquisitions in the future that will result in acquisition-related expenses and restructuring charges. As these acquisition-related expenses and restructuring charges may continue as we pursue our consolidation strategy, some investors may consider these charges and expenses as a recurring part of operations rather than non-recurring charges and expenses that are not part of operations.

The table below reconciles Adjusted EBITDA and Adjusted EBITDA per diluted share to net income and diluted earnings per share, respectively, reported in our unaudited Consolidated Statements of Operations for Q3FY12, Q2FY12, Q1FY12, Q4FY11 and Q3FY11, which we believe are the most directly comparable GAAP measures.

(US dollars in millions)	Q3FY12	Q2FY12	Q1FY12	Q4FY11	Q3FY11
Net income, as reported on Consolidated Statements of Operations	2.7	2.6	2.2	7.7	1.6
Adjustments to reconcile to Adjusted EBITDA:
Income tax expense (recovery)	1.7	1.6	1.3	(5.2)	1.0
Depreciation expense	0.6	0.6	0.6	0.7	0.6
Amortization of intangible assets	2.9	2.9	3.1	3.1	3.1
Amortization of deferred compensation, stock-based compensation and related taxes	0.2	0.2	0.3	0.3	0.3
Acquisition-related expenses	0.4	0.3	0.3	0.2	-
Restructuring charges	-	0.1	-	0.9	0.6
Adjusted EBITDA	8.5	8.3	7.8	7.7	7.2

Weighted average diluted shares outstanding (thousands)	63,408	63,358	63,194	63,181	62,849
Diluted earnings per share	0.04	0.04	0.03	0.12	0.03
Adjusted EBITDA per diluted share	0.13	0.13	0.12	0.12	0.11

The table below reconciles Adjusted EBITDA and Adjusted EBITDA per diluted share to net income and diluted earnings per share, respectively, reported in our unaudited Consolidated Statements of Operations for the nine-month periods ended October 31, 2011 and 2010, which we believe are the most directly comparable GAAP measures.

	Nine Months Ended
(US dollars in millions)	October 31, 2011	October 31, 2010
Net income, as reported on Consolidated Statements of Operations	7.5	3.8
Adjustments to reconcile to Adjusted EBITDA:
Investment income	-	(0.1)
Income tax expense	4.6	1.6
Depreciation expense	1.8	1.7
Amortization of intangible assets	8.9	8.3
Amortization of deferred compensation, stock-based compensation and related taxes	0.7	0.9
Acquisition-related expenses	0.9	1.4
Restructuring charges	0.1	1.5
Adjusted EBITDA	24.5	19.1

Weighted average diluted shares outstanding (thousands)	63,317	62,779
Diluted earnings per share	0.12	0.06
Adjusted EBITDA per diluted share	0.39	0.30

The Descartes Systems Group Inc.
Condensed Consolidated Balance Sheets
(US dollars in thousands; US GAAP; unaudited)

	October 31,	January 31,
	2011	2011
ASSETS
CURRENT ASSETS
Cash and cash equivalents	76,231	69,644
Accounts receivable
Trade	16,818	14,417
Other	5,504	3,967
Prepaid expenses and other	2,553	1,968
Inventory	476	-
Deferred income taxes	8,211	11,457
Deferred tax charge	197	197
	109,990	101,650
CAPITAL ASSETS	8,555	7,309
GOODWILL	62,801	56,742
INTANGIBLE ASSETS	38,907	40,703
DEFERRED INCOME TAXES	37,356	34,667
DEFERRED TAX CHARGE	50	198
	257,659	241,269
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	4,376	4,992
Accrued liabilities	12,633	11,342
Income taxes payable	653	471
Deferred revenue	5,843	6,310
Other liabilities	76	67
	23,581	23,182
DEFERRED REVENUE	1,527	1,665
INCOME TAX LIABILITY	2,868	2,468
DEFERRED INCOME TAX LIABILITY	11,035	8,267
OTHER LIABILITIES	125	172
	39,136	35,754

SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 62,398,910 at October 31, 2011 ( January 31, 2011 – 61,741,702)	90,651	88,148
Additional paid-in capital	452,184	452,300
Accumulated other comprehensive income	4,927	1,822
Accumulated deficit	(329,239)	(336,755)
	218,523	205,515
	257,659	241,269

The Descartes Systems Group Inc.
Condensed Consolidated Statements of Operations
(US dollars in thousands, except per share and weighted average share amounts; US GAAP; Unaudited)

	Three Months Ended		Nine Months Ended
	October 31,	October 31,	October 31,	October 31,
	2011	2010	2011	2010

REVENUES	28,502	25,787	84,419	72,322
COST OF REVENUES	9,495	8,579	28,192	24,519
GROSS MARGIN	19,007	17,208	56,227	47,803
EXPENSES
Sales and marketing	3,091	3,040	9,712	8,761
Research and development	4,703	4,434	13,912	12,431
General and administrative	3,609	3,494	10,636	10,144
Other charges	346	571	1,012	2,897
Amortization of intangible assets	2,848	3,107	8,898	8,342
	14,597	14,646	44,170	42,575
INCOME FROM OPERATIONS	4,410	2,562	12,057	5,228
INTEREST EXPENSE	(2)	(3)	(7)	(6)
INVESTMENT INCOME	44	42	140	161
INCOME BEFORE INCOME TAXES	4,452	2,601	12,190	5,383
INCOME TAX EXPENSE
Current	460	449	1,056	1,067
Deferred	1,268	536	3,618	485
	1,728	985	4,674	1,552
NET INCOME	2,724	1,616	7,516	3,831
EARNINGS PER SHARE
Basic	0.04	0.03	0.12	0.06
Diluted	0.04	0.03	0.12	0.06
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	62,350	61,526	62,154	61,480
Diluted	63,408	62,849	63,317	62,779

The Descartes Systems Group Inc.
Condensed Consolidated Statements of Cash Flows
(US dollars in thousands; US GAAP; Unaudited)

	Three Months Ended		Nine Months Ended
	October 31,	October 31,	October 31,	October 31,
	2011	2010	2011	2010
OPERATING ACTIVITIES
Net income	2,724	1,616	7,516	3,831
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	638	648	1,797	1,741
Amortization of intangible assets	2,848	3,107	8,898	8,342
Write-off redundant assets	-	417	-	417
Amortization of deferred compensation	-	1	11	7
Stock-based compensation expense	229	266	741	808
Gain on sale of investment in affiliate	-	-	-	(20)
Loss from investment in affiliate	-	-	-	19
Deferred tax expense	1,268	536	3,618	485
Deferred tax charge	49	49	147	147
Changes in operating assets and liabilities:
Accounts receivable
Trade	249	1,114	(1,047)	1,991
Other	(904)	(967)	(762)	(96)
Prepaid expenses and other	131	(140)	(518)	(45)
Inventory	4	-	17	-
Accounts payable	(42)	(331)	(1,702)	307
Accrued liabilities	436	87	(814)	(2,755)
Income taxes payable	130	(366)	174	(797)
Deferred revenue	(1,186)	(1,476)	(1,619)	(1,751)
Cash provided by operating activities	6,574	4,561	16,457	12,631
INVESTING ACTIVITIES
Maturities of short-term investments	-	-	-	5,071
Additions to capital assets	(1,226)	(468)	(3,261)	(1,228)
Proceeds from the sale of investment in affiliate	-	-	-	487
Acquisition of subsidiaries, net of cash acquired and bank indebtedness assumed	-	(1,127)	(5,002)	(44,989)
Cash used in investing activities	(1,226)	(1,595)	(8,263)	(40,659)
FINANCING ACTIVITIES
Issuance of common shares for cash	140	297	1,635	563
Repayment of other liabilities	(20)	(27)	(4,324)	(334)
Cash provided by (used in) financing activities	120	270	(2,689)	229
Effect of foreign exchange rate changes on cash and cash equivalents	(22)	1,049	1,082	1,045
Increase (decrease) in cash and cash equivalents	5,446	4,285	6,587	(26,754)
Cash and cash equivalents, beginning of period	70,785	58,515	69,644	89,554
Cash and cash equivalents, end of period	76,231	62,800	76,231	62,800